UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A
                            (Amendment No. 2)

                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ZENGINE, INC.
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                            (Name of Issuer)

                        COMMON STOCK, NO PAR VALUE
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                      (Title of Class of Securities)

                               98935C 10 7
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                              (CUSIP Number)

                            Michael E. Peppel
             Chairman, President and Chief Executive Officer
                               MCSi, Inc.
                       4750 Hempstead Station Drive
                           Dayton, Ohio 45429
                             (937) 291-8282
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                             with a copy to:

                            Jeffrey A. Koeppel
                            Kenneth B. Tabach
                  Elias, Matz, Tiernan & Herrick L.L.P.
                          734 15th Street, N.W.
                         Washington, D.C. 20005
                              (202) 347-0300

                               May 17, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 98935C 10 7                13D                           PAGE 2 of 4

 1.      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MCSi, Inc.
         31-1001529
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                                (b)  /x/
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 3.      SEC USE ONLY
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 4.      SOURCE OF FUNDS
         WC
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)             / /
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Maryland
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 7.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE VOTING POWER
         8,547,427 (1)
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 8.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SHARED VOTING POWER
                                   -0-
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 9.      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE DISPOSITIVE POWER
         8,547,427 (1)
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 10.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SHARED DISPOSITIVE POWER
                                   -0-
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 11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,547,427 (1)
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 12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                       /x/
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 13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.7%
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 14.     TYPE OF REPORTING PERSON
         CO

______________

(1) Excludes an aggregate of 906,633 shares of common stock held by executive officers and directors of MCSi, Inc. MCSi disclaims beneficial ownership of such shares.


CUSIP No. 98935C 10 7                13D                           PAGE 3 of 4


ITEM 1.   SECURITY AND ISSUER.

The title and class of equity securities to which this statement on Schedule 13D relates is the common stock, no par value per share (the "Common Stock"), of Zengine, Inc. (the "Company"). The address of the principal executive offices of the Company is 901 Parker Street, Berkeley, California 94710. Based upon the Company's Form 10-Q/A for the quarterly period ended March 31, 2001 filed with the Securities and Exchange Commission on May 17, 2001, the Company had 16,527,716 shares outstanding.

ITEM 4.  PURPOSE OF THE TRANSACTION.

MCSi owns approximately 51.7% of the Company's outstanding shares of common stock. The increase in MCSi's percentage ownership resulted from the reduction in the number of shares outstanding. As long as MCSi owns a significant portion of the Company's outstanding common stock, MCSi will continue to be able to elect the Company's entire board of directors and to remove any director, with cause, and generally to determine the outcome of all corporate actions requiring stockholder approval. As a result, MCSi will be in a position to continue to control all matters affecting the Company including the composition of the board of directors and, through it, any decision with respect to the direction and policies of the Company, including the appointment and removal of officers; any decision with respect to mergers or other business combinations involving the Company; the acquisition or disposition of assets by the Company; future issuances of Common Stock or other securities of the Company; the incurrence of debt by the Company; amendments, waivers and modifications to the distribution services agreement, administrative services agreement, sublease agreement, the e-commerce services agreement with MCSi and loan and other arrangements between the Company and MCSI; and the payment of dividends on the Common Stock.

Except as described above, MCSi has no present plans or proposals which relate to, or would result in any of the actions referred to in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

(a) - (c) MCSi beneficially owns 8,547,427 Shares, or approximately 51.7% of the outstanding shares of Common Stock of the Company. MCSi has sole disposition and voting power with respect to the 8,547,427 shares described above. MCSi effected no transactions involving shares of Common Stock during the past 60 days.

(d) and (e) Not applicable.

The amount of shares beneficially owned excludes an aggregate of 906,633 shares of Common Stock held by executive officers and directors of MCSi. MCSi disclaims beneficial ownership of such shares.

CUSIP No. 98935C 10 7                13D                           PAGE 4 of 4



                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 18, 2001                 MCSi, Inc.


                                    By:/s/Michael E. Peppel
                                       ------------------------------------
                                       Michael E. Peppel
                                       President and Chief Executive Officer